

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
100 F Street, N.E.
WASHINGTON, D.C. 20549-7010

DIVISION OF
CORPORATION FINANCE
MAIL STOP 7010

By Facsimile and U.S. Mail

May 10, 2007

Mr. Roger B. Plank
Executive Vice President and Chief Financial Officer
Apache Corporation
One Post Oak Central
2000 Post Oak Boulevard, Suite 100
Houston, Texas 77056-4400

> **Re:**   **Apache Corporation**
> **Form 10-K for Fiscal Year Ended December 31, 2006**
> **Filed March 1, 2007**
> **File No. 1-04300**

Dear Mr. Plank:

We have reviewed your Form 10-K for the Fiscal Year Ended December 31, 2006 as well as your supplemental response dated December 12, 2006 (received January 16, 2007) and have the following engineering comment. Please provide a written response to our comments. Please be as detailed as necessary in your explanation. In our comment, we have asked you to provide us with information so we may better understand your disclosure. After reviewing this information, we may raise additional comments.

Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

Form 10-K for the Fiscal Year Ended December 31, 2006

Estimated Proved Reserves and Future Net Cash Flows, page 12

1.	We note the disclosure in your 2006 Form 10-K in response to our prior comment 11(a) in our letter dated December 1, 2006, "We engage Ryder Scott Company, L.P. Petroleum Consultants as independent petroleum engineers to review our estimates of proved hydrocarbon liquid and gas reserves and provide an opinion letter on the reasonableness of Apache's internal projections. Ryder Scott opined that they were in acceptable agreement with the Company's overall reserve estimates and that the reserves they reviewed conform to the SEC's definition of proved reserves as set forth in Rule 210.4-10(a) of Regulation S-X. The independent reviews typically cover a large percentage of major value fields, international properties and new wells drilled during the year. During 2006, 2005 and 2004, their review covered 75, 74 and 79 percent of Apache's worldwide estimated reserve value, respectively." With a view towards possible disclosure, please provide us with the following:

	a)	The range of differences, both percentage and proved reserve quantities, between your estimates for individual fields and those of Ryder Scott;

	b)	The percentage of each country/region's proved reserve volumes that were reviewed;

	c)	Any material properties that were not reviewed and the reason for no review;

	d)	The categories of information that Ryder Scott did not independently verify as part of its review (e.g., historical costs or the effect of license expiration on foreign proved reserve entitlements).

	e)	Your relationship with Ryder Scott. please describe all financial and business interests and transactions, contingent fee arrangements, and non-audit services provided during any of the periods covered by the reserve information or subsequently.

Closing Comments

	As appropriate, please respond to these comments within 10 business days or tell us when you will provide us with a response. Please furnish a cover letter with your response to our comment and provides any requested information. Detailed cover letters greatly facilitate our review. Please understand that we may have additional comments after reviewing your amendment and responses to our comments.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes all information required under the Securities Exchange Act of 1934 and that they have provided all information investors require for an informed investment decision. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In connection with responding to our comments, please provide, in writing, a statement from the company acknowledging that:

· the company is responsible for the adequacy and accuracy of the disclosure in the filing;

· staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

· the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in our review of your filing or in response to our comments on your filing.

You may contact Gary Newberry at (202) 551-3761, Shannon Buskirk at (202) 551-3717, or April Sifford, Branch Chief, at (202) 551-3684 if you have questions regarding comments on the financial statements and related matters. You may contact Ronald Winfrey, Petroleum Engineer, at (202) 551-3704 with questions about engineering comments. Please contact me at (202) 551-3740 with any other questions.

Sincerely,

H. Roger Schwall
Assistant Director